Date: January 28, 2015
To: All Canadian Securities Regulatory Authorities
Subject: TANZANIAN ROYALTY EXPLORATION CORP.

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 8, 2015
Record Date for Voting (if applicable) :	April 8, 2015
Beneficial Ownership Determination Date :	April 8, 2015
Meeting Date :	May 28, 2015
Meeting Location (if available) :	St. Andrew's Club & Conference Centre
Issuer sending proxy related materials directly to NOBO:	NO
Issuer paying for delivery to OBO:	NO

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders
Beneficial Holders Stratification Criteria:
NAA for Registered Holders
Registered Holders Stratification Criteria:

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	87600U104	CA87600U1049
Sincerely,